Filed by Chevron Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation Commission File No.: 1-8483
Unocal and Chevron

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements as to second quarter 2005 net income and expected benefits of the proposed merger with Unocal Corporation such as increases to the stock price, levels of total return to shareholders, production levels, efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Unocal's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, Chevron and Unocal undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The rules of the United States Securities and Exchange Commission (SEC) permit oil and gas companies to disclose only proved reserves in their SEC filings. Certain terms such as "probable," "possible," "potential" or "recoverable volumes", "resources," "reserves," or "crude oil in place," among others, may be used in this or certain other company communications that are not permitted to be used in filings with the SEC. U.S. investors should refer to disclosures in Chevron's Annual Report on Form 10-K for the year ended December 31, 2004. Cautionary Statement

Chevron transaction offers Unocal shareholders choice of consideration Ability to achieve some monetization while preserving ongoing energy investment Investors can maintain exposure to energy sector amid extraordinary fundamentals Commodity futures markets indicate market conditions to remain robust Stock consideration provides valuable tax deferral benefit to continuing stockholders Synergies and cash flow accretion to create value for Chevron pro forma Unocal shareholders to participate in this value creation through stock ownership Unocal shareholders to receive dividend accretion - 3% for Chevron vs. current 1% Chevron has long history of steady dividend growth - 6% annual growth over past 25 years Deal pressure has recently impacted Chevron stock price (arb selling; uncertainty over deal price) Conclusion of current Chevron transaction should provide uplift to stock Long-term total shareholder return of 14% per annum Room for multiple expansion - potential for upside Cash Option Continuing Exposure to Energy Sector Tax Deferred on Stock Component Participation in Merger Benefits Dividend Upside from Currently Depressed CVX Shares Long-Term Value of CVX Shares Chevron's Value Proposition Is Compelling to Unocal Holders

Certainty Definitive merger agreement signed? YES Necessary antitrust approvals received? YES Proxy statement cleared by the SEC? YES Merger could be completed by August 10th? YES Chevron

6/21/05 7/22/2005 -0.002 -0.061 Prior to CNOOC counteroffer, Chevron share price had almost fully recovered from relative decline following transaction announcement CVX share price has been impacted post counteroffer due to uncertainty, in spite of positive 2Q interim update Chevron Share Price Impact Cumulative CVX Share Price Appreciation vs. Competitors* (from January, 2005) * based on average price appreciation from 1/3/05 for ExxonMobil, BP, RD Shell, ConocoPhillips, Total, ENI

Analysts' Opinions of Chevron "Longer term, we continue to believe that CVX is best placed to deliver improving returns from its evolving upstream portfolio." - Citigroup -- Smith Barney "Value and profitability: Chevron and BP offer the best value creation and duration mix of the majors....BP still has the highest NPV, but its lead has been eroded while Chevron has seen the greatest transformation." - Goldman Sachs, Top 100 Projects report, Jan. 2005 "CVX has been the leading explorer over the past four years in a world where exploration success is differentiated and valuable." - Deutsche Bank "Looking ahead, we continue to favor CVX's shift in portfolio mix, and critically, what we believe has been another outstanding year for exploration success. In our view, CVX continues to establish an extensive portfolio of longer-term development options through exploration." - Citigroup -- Smith Barney "Recent exploration success is also beginning to position the portfolio for growth in the 2006/7 timeframe, despite flat exploration expenditure. These elements are all contributing to improving returns and should lead to multiple expansion." - Bernstein Research Call

Second largest U.S. based global energy company Chevron Headquarters Exploration & Production Refining Chemicals 180 countries 47,000 employees 25,700 retail outlets 11.3 billion BOE net proved oil and gas reserves (consolidated companies and equity interests in affiliates) 2.5 million BOE daily net production Chevron - A World Class Global Energy Company

2004 1Q05 Net Income EPS $13.3B $6.28 $2.7B $1.28 ROCE 25.8% 19.4% Reduced Debt $1.3B $300MM Share Buyback $2.1B $710MM Safety Best Year Ever Ahead of 2005 YE Targets Chevron - Delivering Results

Canada Hibernia Athabasca U.S. Gulf of Mexico San Joaquin Valley MidContinent Colombia Venezuela Boscan Hamaca Brazil Argentina Neuquen and Austral Basins Europe Captain Alba Britannia Clair D.U.C. Congo Chad/Cameroon Nigeria Escravos Gas Plant 3 Escravos GTL Agbami Angola Blocks 0 & 14 Angola LNG Kazakhstan Tengiz CPC Karachaganak Saudi Arabia Australia Northwest Shelf Gorgon Indonesia Minas/Duri Thailand China Philippines Malampaya Trinidad Chevron's Worldwide Upstream Operations

Norway East Coast Canada Offshore Venezuela NW Australia West of Shetlands Mackenzie Delta Brazil Deepwater Gulf of Mexico Deepwater Nigeria Deepwater Angola Deepwater Focus Areas Test Areas Chevron - Superior Exploration Success

Regional LNG ^ Asia Pacific ^ Atlantic Basin GTL ^ Nigeria ^ Qatar ^ Australia CVX Gas Resources Pipeline LNG Liquefaction GTL Supply Route Re-gas Terminal Focused on ~100 TCF of undeveloped gas resource Chevron - Building an LNG business targeting N. American & Asian markets

Rapid and smooth integration of cultures Combined and optimized best practices Asset portfolio managed to focus on best opportunities Efficient and high-graded exploration program Synergies captured ROCE improvement delivered Chevron & Texaco... a successful merger

CVX ROCE calculated by dividing net income (adjusted for after-tax interest expense and minority interest) by the average of total debt, minority interest and stockholders' equity for the period. Calculated for peers based on publicly available information handled on a consistent basis. Competitor Range Chevron Chevron - ROCE Improvement Delivered

11.3% 8.9% 6.6% 2.7% -1.8% S&P 500 Total Stockholder Returns Annualized: 10/16/00 - 3/31/05 Chevron - #1 in Total Stockholder Return

Chevron Exploration & Production Unocal Exploration & Production Chevron & Unocal - A great fit

2004 CVX Actual 2005 2006 2007 2008 2009 Chevron 2509 2501 2592 2762 3072 3117 Unocal 0 427 432 472 514 541 Chevron & Unocal Pro-Forma Production MBOED Production Profile

Notes Source: Wood Mackenzie estimates for SE Asia plus Australia and Bangladesh based on Wood Mackenzie's definition of net "Commercial" + working interest "Technical" resources. Countries included: Australia, Bangladesh, Brunei, Cambodia, China, Indonesia, Malaysia, Malay/Thai JDA, Myanmar, Philippines, Thailand & Vietnam. PetroChina CVX+UCL XOM RDS Petronas Pertamina INPEX CNOOC Sinopec Woodside BP Gas 12136 10949 11668 7668 5184 4750 4383 2185 1151 3321 3420 Oil 5863 3408 1262 1567 1645 1218 729 2429 2960 717 451 Asia-Pacific Oil & Gas Commercial and Technical Resources (1) (2) 21,500 MMBOE A Top Resource Holder in Asia-Pacific

Australia No. 1 in Thailand Bontang LNG in Indonesia Bangladesh Myanmar CHEVRON + UNOCAL Liquefaction capacity Gas resource LNG supply Expanding Our Asia-Pacific Gas Business

Enhances our Deepwater Gulf of Mexico Position Tobago Trident Tahiti Great White St. Malo Jack Typhoon Genesis Blind Faith Mad Dog Puma Knotty Head

Adds Caspian Assets Including Pipeline Capacity Chevron + Unocal

Chevron's Value Proposition Is Compelling to Unocal Holders

UNOCAL 76 | Chevron

World-Class Energy Company

- Supermajor ranks in the top 5 global energy companies
- Diversified portfolio of high-value projects worldwide
- Balanced across energy value chain – upstream, midstream, downstream, chemicals

Strong Track Record of Growth

- Net income increased 125.1% over the past 10 years – annual growth rate of 12.3%
- Major projects on track to deliver substantial 2006-2008 upstream production growth

Compelling Stock Price Performance

- Very strong long-term stock price performance
  - 6.5% annual increase since 2000 (vs. S&P 500 decline of 3.9%)

Dividend Yield Adds Meaningfully to Value

- Current yield above 3%
- Strong and consistent history of growing dividends
  - 5.7% dividend growth rate since 1980 (annualized)
  - 6.7% dividend growth rate since 2000 (annualized)

Robust All-In Shareholder Returns

- Strong share price performance supported by meaningful yield
- Shareholder returns at top of Supermajor peer group and the S&P 500 since 2000
  - From 10/16/00 (before Texaco merger announcement) through 3/31/05 Chevron TSR of +11.3% vs. ExxonMobil @ 8.9%
- **Longer term: TSR of 12% since 1990 and 14% since 1980**

Upside From Financial Benefits of Transaction

- Unocal acquisition adds size and scope to Chevron
- $325 million synergies have significant value implications
- Accretion to cash flow has potential to enhance shareholder value
- Potential enhancement to Chevron's trading multiple

21

Additional Information and Where to Find It Chevron has filed a Form S-4, Unocal has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller's Department, 6001 Bollinger Canyon Road - A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com. Interest of Certain Persons in the Merger Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal's stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal's 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger. Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.